UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 6, 2023

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2022. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 6, 2023, the Partnership offered subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated September 1, 2021 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K on September 7, 2021). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $59,370,238.

Item 8.01. Other Events.

The Partnership filed a Registration Statement on Form S-8 with the Securities and Exchange Commission on December 8, 2021, to register $700 million of limited partnership interests ("Interests") to be issued pursuant to the Partnership's 2021 Employee Limited Partnership Interest Purchase Plan (the "2021 Plan"). In early 2023, the Partnership issued approximately $569 million of Interests under the 2021 Plan. The Partnership now has approximately 34,000 limited partners representing over $1.7 billion in limited partnership capital. Proceeds from the offering under the 2021 Plan are expected to be used to meet growth needs or for other purposes.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Certain results of operations related to calendar year 2022 disclosed by the Partnership on January 11, 2023.

101   Cover Page Interactive Data File (embedded within the Inline XBRL document)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2022 disclosed by the Partnership on January 11, 2023.
101	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: January 11, 2023	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer

Exhibit 99.1

Edward Jones Announces Results for Full-Year 2022

The Jones Financial Companies, L.L.L.P. (the "Partnership"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is pleased to announce its full-year 2022 results.

The Partnership's purpose is to partner for positive impact to improve the lives of its clients and colleagues and together, better its communities and society. The Partnership aspires to provide more comprehensive goals-based advice to clients to plan for their futures by understanding what is most important to them and why, and connecting advice to those goals.

Edward Jones celebrated its Centennial year in 2022, serving more than 8 million clients in the U.S. and Canada. Even with increased market volatility, economic uncertainty and the rising interest rate environment, the Partnership ended 2022 with record net new assets of $102 billion. This is a 10% increase compared to 2021, reflecting growth in asset inflows and higher average asset sizes for new households, although net new households decreased 17% with fewer households added. The Partnership ended the year with $1.6 trillion of client assets under care, a 10% decrease from 2021, reflecting declines in market levels.

To support long-term growth objectives and deliver enhanced value and impact for millions of current and potential clients, as well as the Partnership's colleagues and communities, Edward Jones has and is continuing to make significant investments in financial advisors and other human capital, technology infrastructure, digital initiatives, virtual enablement tools, strategic relationships and test and learn pilot programs.

The Partnership is focused on:

- growing the number of financial advisors and preparing branch teams to deliver enhanced experiences for clients, including investing in colleague training and acumen building;
- delivering more value to clients and branch teams with enhanced tools and modernized technology; and
- supporting clients to help them stay focused and on track toward their goals during turbulent markets

The Partnership has continued its strategy to grow and promote branch team success during 2022, ending the year with 18,796 financial advisors in two thirds of U.S. counties and all Canadian provinces. The Partnership has begun offering options for greater flexibility, autonomy and choice to its financial advisors through options including co-locating branches with one or more financial advisors in shared office space while maintaining individual client relationships, an expanded variety of branch support roles, and a pilot of multi-financial advisor team models. This is part of our larger focus to strengthen our colleague experience and capabilities while we grow and retain talent needed to deliver on the work of the Partnership.

Net revenue in 2022 was $12.3 billion, a slight decrease compared to 2021. This reflects a decrease in trade revenue due to lower overall margin earned and client dollars invested in mutual funds, offset by the net increase in the Partnership's fee and other revenue, which were primarily impacted by rising interest rates.

Operating expenses increased 2% to $10.9 billion in 2022 compared to 2021, primarily due to increases in home office and branch compensation and communications and data processing expense as a result of the Partnership's corresponding intentional investments referenced above.

Income before allocations to partners decreased 13% to $1.4 billion in 2022 compared to 2021. Income before allocations to partners margin was 11.3%, reflecting a strategic balance between investing in the future and current financial results.

Exhibit 99.1

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31, 2022	December 31, 2021	Change	% Change
Financial Advisors (at year end)	18,796	18,823	(27)	—
Client Assets Under Care (at year end) (billions)	$ 1,639	$ 1,822	$ (183)	-10%
Net New Assets for the Year (billions)	102	93	9	10%
Net New Households (actual)	236,086	283,267	(47,181)	-17%
Income Before Allocations to Partners Margin	11.3%	13.0%	-1.7%	-13%

	For the years ended December 31, 2022	For the years ended December 31, 2021	$ Change	% Change
Revenue:				
Fee Revenue	$ 10,500	$ 10,424	76	1%
Trade Revenue	1,484	1,719	(235)	-14%
Interest, Dividends and Other Revenue	427	230	197	86%
Total Revenue	12,411	12,373	38	—
Interest Expense	142	94	48	51%
Total Net Revenue	12,269	12,279	(10)	—
Total Operating Expenses	10,865	10,674	191	2%
Net Income Before Allocations to Partners	$ 1,404	$ 1,605	$ (201)	-13%